Exhibit 99.3

Boyd Group Services Inc. to Acquire Joe Hudson’s Collision Center,

A Leading Player in the U.S. Southeast Collision Repair Industry

Boyd Concurrently Announces Preliminary Q3 2025 Results

Including Positive Same-Store Sales Growth

Acquisition Highlights:

●

Enhances Boyd’s Presence in the U.S. Southeast: Joe Hudson’s Collision Center (“JHCC”) adds 258 collision repair locations to Boyd’s platform, establishing a leading position in the growing U.S. Southeast region

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Complementary Business Model Expected to Drive Meaningful Synergies: With complementary geographic presence, growth strategies and operational discipline, the acquisition is expected to generate $35-$45 million in annualized run-rate synergies

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Established Track Record of Growth and Profitability: JHCC has added 123 locations through acquisitions and 17 locations through new start-ups since the end of 2020 and generated $722 million in sales and 8.7% JHCC Adjusted EBITDA margin for the trailing twelve months ended June 30, 2025 (or 14.4% JHCC Adjusted EBITDA margin with adjustments to JHCC Adjusted EBITDA to approximate IFRS lease accounting treatment for operating lease payments)[1]

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Accretive to Margin and Adjusted Net Earnings per share: The acquisition is expected to be accretive to Boyd’s Adjusted EBITDA margin. Additionally, the acquisition is expected to be accretive to Adjusted net earnings per share after synergies in the first full-year, post-close[2], as well as double-digit accretive upon full realization of the synergies

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Attractive Valuation: The purchase price, net of expected tax benefits, represents a purchase price multiple of 9.3x JHCC Adjusted EBITDA for the trailing twelve months ended June 30, 2025, including run-rate adjustments and synergies[3]

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Prudent Financing Plan: The financing of the acquisition aligns with Boyd’s long-standing commitment to strong financial discipline. Boyd has fully committed bridge financing in place and intends to fund the purchase price for the acquisition through a combination of drawings on the Company’s revolving credit facilities, proceeds from a concurrently announced equity financing and new senior notes. Boyd expects to return to its current leverage level of 2.7x Net Debt after lease liabilities to Adjusted EBITDA after lease payments potentially as early as the end of 2027[4]

Preliminary Q3 2025 Highlights:

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Positive Sales Growth: For the third quarter of 2025, Boyd expects to report sales of between $787 million and $792 million, up approximately 5% year-over-year and driven by same-store sales[5] growth in the range of 2%-2.5%, as well as sales from new locations that were not in operation for the full comparative period. Based on claims processing platform data for the third quarter, Boyd estimates that the repairable claims across the collision repair industry were down in the range of 3-5%, an improvement over prior quarter

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Strong Adjusted EBITDA Growth: Boyd expects to report an increase of 21-23% in Adjusted EBITDA compared to the third quarter of 2024 and 12.3-12.5% in Adjusted EBITDA margin compared to 10.7% in the third quarter of 2024[6]

●	Robust New Location Growth: During the third quarter, Boyd added 24 location repair shops, including 17 through acquisition and seven start-ups. At the end of the quarter, Boyd had 1,015 locations

Winnipeg, Manitoba – October 29, 2025 – Boyd Group Services Inc. (TSX: BYD) (“Boyd” or the “Company”) is pleased to announce that it has entered into a definitive agreement to acquire Joe Hudson’s Collision Center from TSG Consumer Partners LP (“TSG”), expanding the Company’s footprint by 258 collision locations across the U.S. Southeast and bringing its total locations to 1,273. In addition, the Company is also announcing its preliminary third quarter 2025 financial results, including positive sales growth and an increase of 21-23% in Adjusted EBITDA compared to the third quarter of 2024.

All dollar amounts in this press release are stated in U.S. dollars.

[1]	JHCC Adjusted EBITDA and JHCC Adjusted EBITDA margin are non-GAAP measures of JHCC. See “Non-GAAP Financial Measures and Ratios”.
[2]	Adjusted EBITDA, Adjusted EBITDA margin and adjusted net earnings per share are non-GAAP financial measures of Boyd. See “Non-GAAP Financial Measures and Ratios”.
[3]	Assumes run-rate and synergies adjustments to JHCC Adjusted EBITDA. See “Non-GAAP Financial Measures and Ratios”.
[4]	Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments is a non-GAAP ratio of Boyd. See “Non-GAAP Financial Measures and Ratios”.
[5]	Same store sales is a non-GAAP financial measure of Boyd. See “Non-GAAP Financial Measures and Ratios”.
[6]	See “Non-GAAP Financial Measures and Ratios”

JHCC was founded in 1989 and has executed a successful long-term growth strategy of new location and same-store sales growth. Since its founding, JHCC has successfully grown its footprint to 258 collision locations across 18 U.S. states through a combination of new development and acquisitions. In addition to its strong top-line growth, JHCC’s focus on densifying within the U.S. Southeast, as well as executing solid operational performance, has enabled it to establish a track record of strong profitability. For the trailing twelve months ended June 30, 2025, JHCC generated $722 million in sales, $63 million in JHCC Adjusted EBITDA and 8.7% JHCC Adjusted EBITDA margin. With adjustments to JHCC Adjusted EBITDA to approximate IFRS lease accounting treatment for operating lease payments JHCC Adjusted EBITDA was $104 million and JHCC Adjusted EBITDA margin was 14.4%.

“Today’s announcement marks a significant milestone for Boyd, as we accelerate our growth and solidify our position as one of the leading players in the highly fragmented North American collision industry,” said Mr. Brian Kaner, President and CEO of Boyd. “Through the acquisition of JHCC, we are expanding our presence in the growing region of the U.S. Southeast, which was identified through our enhanced go-to-market strategy as a key growth region for Boyd. In addition to the geographic presence, which is complementary to our existing location footprint, JHCC’s growth strategy, operational focus and culture are well aligned with Boyd’s, providing us with confidence in our ability to generate meaningful synergies as well as create strong value for our customers, insurance company clients and shareholders as a result of the acquisition,” added Mr. Kaner.

“This acquisition comes at an exciting time for Boyd, as we continue to make progress on Project 360 as well as other internal initiatives, which have enabled Boyd to expect to report strong results in the third quarter ended September 30, 2025, as compared to the third quarter of 2024. I want to thank the entire Boyd team for all their hard work and dedication enabling us to achieve strong results in the third quarter and look forward to welcoming the JHCC employees to our Company upon closing of the acquisition,” concluded Mr. Kaner.

The purchase price of $1.3 billion represents a purchase price multiple, net of expected tax benefits of approximately $150 million, of 13.3x JHCC Adjusted EBITDA assuming run-rate adjustments for the trailing twelve months ended June 30, 2025.7 After giving full effect to Boyd’s expected run-rate annual synergies, the acquisition is valued at approximately 9.3x JHCC Adjusted EBITDA for the trailing twelve months ended June 30, 2025.8 Boyd has fully committed bridge financing in place and intends to finance the acquisition through a combination of drawings on its revolving credit facilities, proceeds from a concurrently announced equity financing and new senior notes.

Given the complementary nature of Boyd and JHCC’s businesses and improved density in several regions, Boyd expects to realize run-rate annualized synergies from the acquisition of approximately $35-$45 million. The anticipated synergies include direct and indirect procurement savings and operational efficiency benefits from enhanced density. Management expects to realize approximately 50% of anticipated synergies in the near term, targeting full achievement by 2028.

The strong growth prospects of the combined company, as well as anticipated synergies, are expected to return Boyd’s leverage levels from 3.4x Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments at the closing of the acquisition to current levels of 2.7x potentially as early as the end of 2027. In combination, Boyd’s strong balance sheet, expected post-acquisition cash flows, and net proceeds from financings, are expected to provide adequate flexibility for Boyd to continue to pursue the growth strategy laid out in its 5-year strategic plan.

The closing of the acquisition is expected to occur in the fourth quarter of 2025, subject to customary closing conditions and regulatory requirements.

[7]	Assumes run-rate adjustments to JHCC Adjusted EBITDA. See “Non-GAAP Financial Measures and Ratios.”
[8]	Assumes run-rate and synergy adjustments to JHCC Adjusted EBITDA. See Non-GAAP Financial Measures and Ratios.”

Advisors

RBC Capital Markets is acting as exclusive financial advisor and Massumi + Consoli LLP and Axinn, Veltrop & Harkrider LLP are acting as legal advisors to Boyd. Boyd has obtained committed financing from the chartered bank affiliates of RBC Capital Markets, National Bank Capital Markets and TD Securities Inc.

Ropes & Gray LLP is serving as legal counsel to both TSG and Joe Hudson’s Collision Center, with Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l. also providing legal representation to Joe Hudson’s Collision Center. Harris Williams LLC and BofA Securities are acting as financial advisors to Joe Hudson’s Collision Center.

Conference Call

Management will host a conference call on Wednesday October 29, 2025, at 4:30 p.m. (ET) to review the acquisition of JHCC and the Company’s preliminary 2025 third quarter results. There will be no question and answer session given the concurrent equity offering.

A live webcast of the conference call and accompanying presentation can be accessed by clicking here or at https://app.webinar.net/rYk5wxEPWnM.

You can also join the call by dialing 1-416-945-7677 (Local) or 1-888-699-1199 (Toll-Free). To instantly join the conference call by phone, please use the following link to register, after which the system will call you instantly and connect you to the conference call automatically: https://emportal.ink/42VldBH.

A taped replay of the conference call will be available by dialing 1-289-819-1450 and 1-888-660-6345 and by providing entry code 48630#. The replay will be available until November 5, 2025.

About Boyd

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange under the symbol BYD.

About The Boyd Group Inc.

The Boyd Group Inc. (the “Boyd Group”) is one of the largest operators of non-franchised collision repair centres in North America by number of locations and sales. The Boyd Group operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, the Boyd Group is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. The Boyd Group also operates a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. The Boyd Group also operates a Mobile Auto Solutions service that offers scanning and calibration services.

For more information about Boyd Group Services Inc. and the Boyd Group, please visit our website at www.boydgroup.com.

About JHCC

Joe Hudson’s Collision Center is a leading platform in the collision repair industry operating 258 state-of-the-art auto body repair shops across 18 states in the southeast region of the United States. JHCC employs highly skilled professionals dedicated to providing customers with outstanding customer service and quality repairs. For more information, please visit: https://jhcc.com/

Non-GAAP Financial Measures and Ratios

This press release refers to certain non-GAAP financial measures and ratios of Boyd, such as same store sales, Adjusted EBITDA, Adjusted EBITDA margin, adjusted net earnings per share, and Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments, which are not standardized measures under IFRS which is Boyd’s applicable GAAP. In addition, this press release also refers to certain non-GAAP financial measures of JHCC, such as JHCC Adjusted EBITDA and JHCC Adjusted EBITDA Margin, which are not standardized measures under U.S. GAAP, which is JHCC’s applicable GAAP.

Management believes these non-GAAP measures and ratios of Boyd and JHCC are important measures used to evaluate performance of the businesses and that these measures provide transparent and useful supplemental information to help investors evaluate Boyd’s and JHCC’s operating results and financial positions, and the expected impact of the acquisition, particularly in relation to long-term growth. These measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS or U.S. GAAP, as applicable.

Forward-looking metrics such as expected synergies, accretion and target leverage are based on certain assumptions and estimates that are subject to change. These forward-looking measures should not be considered guidance or guarantees of future performance.

For additional information regarding Boyd’s metrics of same store sales, Adjusted EBITDA, Adjusted EBITDA margin, net debt and adjusted net earnings per share, including reconciliations to the most directly comparable IFRS measure, where available, refer to Boyd’s Management’s Discussion and Analyses for the year ended December 31, 2024 and the second quarter and six months ended June 30, 2025 under the heading “Non-GAAP Financial Measures and Ratios”. For a reconciliation of net earnings to Adjusted EBITDA for the third quarter of 2024, refer to Boyd’s Management’s Discussion and Analysis for the third quarter and nine-months ended September 30, 2024 under the heading of “Non-GAAP Financial Measures and Ratios”.

Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments

Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments is a non-GAAP ratio that helps to assess Boyd’s leverage and ability to service its debt, excluding the impact of lease liabilities from both debt and earnings. Net Debt before lease liabilities means Net Debt excluding lease liabilities and long-term lease liabilities. Adjusted EBITDA adjusted for lease payments is Adjusted EBITDA excluding the interest and principal components of lease payments. Management believes the ratio Net Debt before lease liabilities to Adjusted EBITDA adjusted for lease payments provides a clearer picture of Boyd’s debt burden by focusing on its core operating debt and earnings.

JHCC Adjusted EBITDA

JHCC Adjusted EBITDA is used in this press release to mean JHCC management’s reported adjusted EBITDA of earnings from continuous operations before interest expense (net), state franchise tax expense, depreciation and amortization, with further adjustments for acquisition and store opening costs. This press release also includes certain JHCC Adjusted EBITDA figures with an additional add-back for operating lease costs. Boyd believes this adjustment results in a more directly comparable measure for evaluating JHCC’s results against Boyd’s results, as it approximately normalizes for differences between the treatment of leases under IFRS (under which Boyd reports) and U.S. GAAP (under which JHCC reports). JHCC Adjusted EBITDA margin is calculated by dividing JHCC Adjusted EBITDA by total sales of JHCC. The following is a reconciliation of JHCC Adjusted EBITDA:

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,	Trailing twelve- months ended June 30,

(thousands of U.S. dollars)	2025	2024	2024	2025

Net loss	$(10,330)	$(12,912)	$(25,782)	$(23,200)

Add:

Interest expense	27,848	23,294	51,021	55,575

State franchise tax expense	550	642	946	854

Depreciation and amortization expense	13,863	12,501	25,624	26,986

JHCC Standardized EBITDA	$31,931	$23,525	$51,809	$60,215

Add:

Acquisition and store opening costs	767	2,717	4,851	2,901

JHCC Adjusted EBITDA	$32,698	$26,242	$56,660	$63,116 (1)

Add:

Operating lease cost	21,362	16,873	36,504	40,993

JHCC Adjusted EBITDA adjusted for lease payments	$54,060	$43,115	$93,164	$104,109

JHCC Adjusted EBITDA adjusted for lease payments %	14.3%	13.3%	13.9%	14.4%

(1)

JHCC regularly acquires new locations and develops greenfield locations in its business. We estimate that if JHCC had owned the locations acquired during the last twelve months period ended June 30, 2025 on the first day of such period, approximately $24 million of additional JHCC Adjusted EBITDA would have been recorded, comprised of approximately $5 million of pre-acquisition results reflected as if earned by JHCC at the time of acquisition and approximately $19 million of target mature store contribution levels reflected as if earned by JHCC from the time of acquisition. We further estimate that approximately $37 million of additional JHCC Adjusted EBITDA would have been recorded for the last twelve months period ended June 30, 2025, assuming completion of the acquisition and after giving effect to run-rate cost synergies comprised of: approximately $17 million of direct and indirect procurement savings; approximately $14 million of savings related to organizational efficiencies; and approximately $6 million of savings related to improved densification of the platform.

Preliminary Financial Results

The preliminary financial information presented above for the quarter ended September 30, 2025, is estimated and unaudited and has been prepared in good faith on a basis consistent with prior periods based on information available to management of the Company as of the date hereof; however, the Company has not completed its financial closing procedures for the quarter ended September 30, 2025, and actual results could be materially different from these preliminary financial results. As a result, prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided. These preliminary financial results should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. In addition, these preliminary financial results are not necessarily indicative of the results to be achieved in any future period. Financial results for the quarter ended September 30, 2025 will be reported on November 12, 2025.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical financial information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “proforma”, “potential”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding the completion of Boyd’s proposed acquisition of JHCC and expectations regarding timing, strategic and financial benefits (including expected sales and Adjusted EBITDA growth and expected Adjusted net earnings per share accretion) and operational impacts (including to Boyd’s revenue share in relevant states, location count, geographic diversification and relationships with insurance carriers) thereof, expectations that the acquisition will be accretive to margins, potential synergies, timing of realization thereof and the areas from which synergies will be derived, potential tax benefits from the acquisition, expectations regarding the Company’s sources of financing for the acquisition, the Company’s plans to return to its current leverage ratio following closing of the acquisition, and the Company’s business plans, strategies and priorities.

Forward-looking statements involve significant risks, uncertainties and assumptions. Such forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Specific risks and uncertainties relating to the acquisition include, but are not limited to (i) the completion of the proposed acquisition on the anticipated terms and timing, including the satisfaction of the conditions thereto and our ability to obtain regulatory approvals on favourable terms; (ii) the risk of dilution on a per share basis if the acquisition is not completed; (iii) the failure to realize the anticipated benefits or synergies of the acquisition; (iv) challenges or delays in achieving synergies and in integrating the business of JHCC into our operations; (v) the risk that financing necessary to fund the proposed acquisition may not be obtained or may be more difficult and costly to obtain than anticipated; (vi) the possibility of unexpected material liabilities, disputes or contingencies related to the acquisition; (vii) risks associated with historical financial information of JHCC; (viii) the diversion of management time and attention on the acquisition; (ix) the impact of costs in connection with the acquisition and integration of JHCC into the Company’s operations; (x) risks associated with incurring additional debt to finance the acquisition; and (xi) retention of customers and employees of JHCC. Other factors that could cause results to vary include, but are not limited to the risks and uncertainties detailed under the “Risk Factors” section of Boyd’s Annual Information Form, the “Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. All forward-looking statements presented herein should be considered in conjunction with such filings. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking information in this press release reflects the Company’s current expectations, assumptions and/or beliefs based on information currently available to the Company, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the satisfaction of all closing conditions and completion of the acquisition within the anticipated timeframe; the Company’s ability to complete the integration of JHCC within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of the JHCC business; the impact of the acquisition on growth and accretion in various financial metrics; the accuracy and completeness of the information (including financial information) provided by JHCC; the absence of significant undisclosed costs or liabilities associated with the acquisition; with respect to financing the acquisition, assumptions regarding fees, interest rates and timing of completion; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.